[Letterhead of Weil, Gotshal & Manges LLP]

October 22, 2007

Ms. Jeanne Baker

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.
Registration Statement on Form S-1 (No. 333-141645)

Dear Ms. Baker:

Thank you for your letter, dated October 18, 2007, setting forth the comments of the Securities and Exchange Commission on Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. Attached is a memorandum from EnergySolutions responding to those comments.

As previously discussed, we would like to schedule a call with you and the SEC’s valuation specialist to conclude our discussion regarding these comments. We greatly appreciate your continued cooperation in helping EnergySolutions to meet its planned IPO timetable.

Please do not hesitate to call me at (212) 310-8316 with any questions or comments.

Very truly yours,

/s/ Boris Dolgonos

Boris Dolgonos

cc:	Val John Christensen
(EnergySolutions, Inc.)

Kris F. Heinzelman
(Cravath, Swaine & Moore LLP)

M E M O R A N D U M

October 22, 2007

Re:	EnergySolutions, Inc.
Registration Statement on Form S-1 (No. 333-141645)

This memorandum sets forth the responses of EnergySolutions, Inc. to the comments of the Securities and Exchange Commission contained in a letter, dated October 18, 2007, relating to Amendment No. 3 to EnergySolutions’ Registration Statement on Form S-1.

•

In order to better assess the reasonableness of your purchase price allocations, please provide us with the rate of return reconciliation for each acquisition. This reconciliation should identify the weighted average cost of capital (wacc) used to determine the enterprise value of Envirocare and Duratek as well as the wacc used to determine the fair value of each asset and liability acquired.

We performed Weighted Average Return on Assets (“WARA”) analyses for our acquisitions of Envirocare and Duratek. We supplementally provided the Staff with these analyses. We have requested confidential treatment of this information.

•	Please provide us with a detailed synergy analysis related to the goodwill recognized for both Envirocare and Duratek. Specifically,

•	Provide an assessment of what the stand alone value of Envirocare and Duratek is without any consideration of synergies by potential purchasers.

Envirocare. The stand-alone value of Envirocare is our purchase price in the acquisition. We were a financial buyer; therefore, no synergies were considered.

Duratek. The stand-alone value of the business enterprise of Duratek was estimated to be $223.9 million, using a discounted cash flow analysis, applying an industry-standard weighted average cost of capital. This value does not include entity-specific synergies.

•	Identify and provide an assessment of what the value of any market participant synergies were expected to be. We assume that these synergies were factored into the cash flows of the identifiable assets being fair valued.

Envirocare. No synergies were expected to be realized as part of our acquisition of Envirocare because we were a financial buyer.

Duratek. We identified approximately $20-24 million of total expected annual synergies as part of the Duratek acquisition. We estimate that $6-10 million of the total synergies would be expected by any market participant. The expected synergies that would have benefited any market participant were (1) a reduction in duplicative executive and administrative headcount and their related expenses, (2) a reduction in facilities expense due to corporate and other office consolidations, (3) a reduction in aggregate marketing costs due to deeper relationships with more customers, (4) integration of complementary technologies and processes, (5) expanded workforce with greater know-how and greater experience, and (6) the standardization of information technology and accounting functions.

These synergies were factored into the cash flows of the identifiable assets being fair valued.

•	Identify and provide an assessment of the total value of any entity specific synergies on the deal.

We identified approximately $14 million of entity-specific annual synergies as part of the Duratek acquisition. Following the Duratek acquisition, we expected to terminate approximately 100 full-time employees and to eliminate significant operating costs at Duratek’s Bear Creek waste processing facility. Duratek used the Bear Creek processing facility to reduce waste volumes before disposal at our facility in Clive, Utah. Following our acquisition of Duratek, we were able to bypass the Bear Creek facility, ship waste directly from customer sites to our Clive facility, and compact the waste at Clive. Accordingly, Duratek’s unique metal melt and incineration processing activities were significantly reduced because waste was shipped directly to our Clive disposal facility.

Other market participants would not be able to benefit from these synergies because our disposal facility in Clive is the only privately-held, commercially licensed radioactive disposal facility in the United States, and Duratek’s incinerator is one of only two licensed commercial incinerators in North America for radioactive materials.

•	Address how much of the entity specific synergies, if any, were given to the seller (after factoring in stand alone value + market participant synergies) to “seal the deal”.

We paid an additional premium to attract shareholder interest in our proposal to acquire Duratek at a price of $22 per share, despite trading prices of $17 to $20 per share in the months leading up to the announcement of the transaction. Duratek engaged Bear, Stearns & Co., Inc. to give a fairness opinion of the transaction, which included a premium paid analysis. Bear Stearns compared the premium proposed to be paid by us with the premiums paid in domestic change-of-control mergers and acquisitions announced in the last five years with transaction values between $300 and $500 million. Bear Stearns calculated the premium per share paid by the acquirer to the target share price for the prevailing 1-day, 1-week and 1-month periods prior to announcement of the transactions. Bear Stearns observed that mean premiums for this transaction universe were 31.9%, 37.6% and 50.6%, respectively. These observed premiums were compared with the premiums implied in our proposed acquisition of Duratek as of February 2, 2006 of 29.3%, 25.4% and 32.1% for the prevailing 1-day, 1-week and 1-month periods, respectively. On a per-share basis, the premium was $4.99, $4.46 and $5.35 for the prevailing 1-day, 1-week and 1-month periods, respectively, which resulted in aggregate premiums of $74.2 million, $66.3 million and $79.6 million for the prevailing 1-day, 1-week and 1-month periods, respectively.

We believe that synergies and control premium are mutually exclusive concepts that are only indirectly related. The analysis of synergies is intended to capture the portion of the goodwill associated with the purchase price, whereas the control premium is the amount paid to provide shareholders with an incentive to accept the offer to purchase. A component of the purchase price is goodwill, which would not be captured by a control premium analysis, i.e., even if there were no control premium paid, one still would expect to find goodwill associated with the business. This is evidenced by the fact that Duratek had existing goodwill of $72 million prior to its acquisition by EnergySolutions. Duratek’s book value before acquisition was approximately $6 per share, compared to a purchase price of $22 per share.

We purchased Envirocare and Duratek to achieve our objective to become a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We were willing to pay a premium over the fair value of net tangible and identified intangible assets because these companies were essential to the achievement of our objective. We also considered the unique synergies in our acquisition of Duratek and were willing to pay a premium to become a more vertically integrated company in the nuclear services industry. In addition, the size of the combined company has enabled us to pursue future business that we would not have been qualified or capable of pursuing as a smaller company. We believe that our customers are more likely to contract with a larger company because of the perceived lower risk.

•

We note that you have used a “With and Without” approach to value Envirocare’s customer relationships and Duratek’s disposal customer relationships. This methodology does not appear to capture the value of the customer relationships after the acquisition of these customers. Please reassess the fair value of your customer relationships using the “Excess Earnings” method.

We applied the Excess Earnings method to customer relationships for Envirocare and Duratek. Assuming an income approach (“Excess Earnings”) is used for permits, as requested in the following comment, with hierarchy preference to permits, the value of customers for both Envirocare and Duratek resulted in negative values, which rounded to $0. Given that the permit analyses are estimated without a contributory charge for customers and do not apply an attrition rate, all remaining cash flows are effectively captured in the analysis of the permits. When that value is converted to a charge and applied to the same cash flow stream in the customer analysis, there is no residual cash flow to provide value to the customers because it is all captured in the permits.

We believe that the current methods used to value customer relationships are appropriate for the following reasons:

➢

We believe that the Envirocare customers have value, but that value does not make up a material portion of the purchase price due to the nature of the customers and the existence of another service provider (Barnwell, of which we acquired the rights to manage through the Duratek acquisition).

➢

Envirocare’s only other competitor (Barnwell) plans to limit operations in the near future, resulting in Envirocare being the only option available for the vast majority of its customers. Even if Envirocare’s customers were not part of the acquisition, it would not be unreasonable to assume that they would become customers of Envirocare if no other service provider were available.

➢	Given the sensitivity of the type of hazardous waste that these customers produce, disposing of the waste at the customer site would not be a feasible alternative.
➢	Due to the absence of competitors in this marketplace, continuous marketing is not required to retain these disposal customers.
➢	As a result, capturing the cost to initially attract these customers and the resulting time to do so in an analysis is the most reasonable approach to estimate the value of Envirocare’s customers.
➢

Given the similar characteristics of Duratek’s disposal customers to Envirocare’s customers, we applied the same methodology to valuing Duratek’s disposal customer relationships and valued these customers by capturing the larger up-front acquisition costs and the time to acquire them if not included as part of the acquisition.

•

We note that the replacement cost method of valuing your permits and licenses does not take into account the opportunity cost related to the length of time it takes to obtain the permits and licenses. Please reassess the fair value of your permits and licenses using a replacement cost method that takes into account the related opportunity costs or utilize an income approach to value these intangibles.

We have not considered “opportunity costs” in our valuation approach because the business cannot operate at all without access to its permits. This is different from the approach used to value the customers, which assumes the business begins operations and eventually acquires the customers. A prudent investor would not buy this business without its permits. If the permits were not part of the acquisition, a prudent investor probably would secure the permits before buying the other assets of the business, as the business would sit inoperable for an unreasonably long period of time. Nevertheless, as requested, we have included a valuation of the permits using an income approach.

Applying the Excess Earnings approach to the permits of Envirocare and Duratek results in values of $429.2 million and $134.2 million, respectively. Using the Excess Earnings approach to value the permits effectively eliminates value to any other asset using the Excess Earnings approach (as requested to do for customers) and eliminates the possibility of goodwill. This is true as the valuation of the permits does not apply an attrition rate or charge against the customers. As we know, there is value to the customer relationships as well as goodwill value. While we realize that under FAS 142, goodwill is a residual concept, not a “separately identifiable intangible asset,” we do believe that there are certain intangible assets that are generally defined as part of goodwill under FAS 142 that support the concept that goodwill exists in this transaction, as further described below with regard to “know-how.” Thus, the reasonableness of this approach, which results in no residual goodwill value, is questionable.

We believe that the current methods used to value permits are appropriate for the following reasons:

➢

We believe that the Envirocare permits have value, but that value does not make up a material portion of the purchase price due to the nature of the permits. Although a business such as Envirocare or Duratek must have permits to operate, once acquired, these permits do not provide a unique proprietary advantage that continually drives value into perpetuity. Another competitor may acquire the same permits and start up a similar business.

➢	The value of acquiring permits in an acquisition is the avoidance of having to expend costs required to obtain those permits at a later date.
➢

As discussed previously, the “opportunity cost” of having to wait for new permits was not considered because an investor would not buy this business with the intent of holding an inoperable business until the permits are acquired. Instead, the investor would simply require that the permits be included in the purchase of the business.

➢	Once the permits are acquired, there are no material expenses required to maintain these permits.
➢

A critical factor in obtaining the right to hold the permits is the existence of the “know-how” of the business. This “know-how” is exhibited through the established track record and reputation of the business as a safe and responsible operator. This “know-how” value is typically captured in the value of the goodwill. Applying an income approach to the valuation of the permits effectively would eliminate the existence of entity goodwill, which we do not believe would be appropriate because goodwill (including “know-how,” which is a component of goodwill) would be required to obtain the permits.

➢

Using an alternate valuation approach appears to result in unreasonable fair values, given the characteristics of the permits and the resulting elimination of value of the customers and accounting goodwill.

➢	Given the similar characteristics of Duratek’s permits to Envirocare’s permits, we applied the same methodology to valuing Duratek’s customers.

•	Please separately identify the deferred tax liabilities recognized in connection with both your Envirocare and Duratek acquisitions.

No deferred tax liabilities were recognized in connection with the Envirocare acquisition because it is not a taxable entity. We recognized approximately $23 million of deferred tax liabilities in connection with our acquisition of Duratek’s intangible assets.